Exhibit 99.1

[LabCorp Letterhead]

Dear Monogram Employee:

I am very pleased that we have announced the agreement for Monogram Biosciences, Inc. to join LabCorp, and I look forward to the opportunity to personally welcome you to the LabCorp family.

We have long admired Monogram’s innovative diagnostic science, superior customer service, and inventive new products. Your dedicated work in developing Trofile, PhenoSense, and HerMark has improved outcomes for thousands of patients. You should all be very proud of the Company you have built and the difference you have made in people’s lives.

Monogram has an excellent clinical reputation, a market leading infectious disease test, a market leading companion diagnostic and an exciting technology platform for oncology. That our two companies in combination will have a great impact on people’s lives and health outcomes is what excites me the most about the opportunity we have together.

I know that change brings questions and want to assure you that nothing is more important to me than clear and open communication. I look forward to meeting with you soon and greeting each of you personally as we become partners in leadership in personalized medicine. I hope that you are as excited as I am about the opportunity that the pending combination of Monogram and LabCorp brings for our employees, our clients, and our patients. While the transaction is pending, however, we must continue to operate as separate companies, focused on our current independent priorities.

I will welcome you to our organization with great pride and enthusiasm. I look forward to when we become one company, when we will proudly retain the Monogram name and mission: The right therapy to the right patient at the right time. I look forward to much success together.

Very truly yours,

/s/ David P. King

David P. King

Please Note: The tender offer described in this letter has not yet commenced, and this letter is neither an offer to purchase nor a solicitation of an offer to sell shares of Monogram Biosciences, Inc. common stock. At the time the tender offer is commenced, LabCorp and Mastiff Acquisition Corp. will file a tender offer statement on Schedule TO and related materials with the U.S. Securities and Exchange Commission (SEC) and Monogram Biosciences, Inc. will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND MONOGRAM BIOSCIENCES, INC. STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov. The tender offer statement and related materials, tender offer solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to DF King & Co., Inc., the information agent for the tender offer, at 1-212-269-5550 for banks and brokers or 1-800-549-6746 for shareholders and all others.